

August 30, 2010

Paul Petit
Chief Executive Officer
Naprodis, Inc.
13000 Danielson St., Suite K
Poway, CA 92064

> **Re:** **Naprodis, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 2, 2010**
> **File No. 333-122009**

Dear Mr. Petit:

We have reviewed your amended registration statement filed August 2, 2010 and your response letter received August 17, 2010 to our comment letter dated November 3, 2005 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

General

1. You filed Amendment No. 3 to your registration statement on August 2, 2010; however, your response letter was not filed until August 17, 2010. We will not review any future amendments to your registration statement until you have submitted a response letter in connection with the filing of such amendment.

Risk Factors, page 3

2. We note that you have not provided any discussion under the risk factors with the subheadings beginning with "The price of the stock purchased by investors may be negatively impacted…" on page four and "Since we have no formal agreements with our manufacturers and suppliers…" on page five. Please revise your disclosure to provide a

full discussion of the risks identified in your subheadings and how you believe they could impact your company. For example, your risk factor relating to manufacturers and suppliers should identify your current manufacturers and suppliers, describe your current manufacturing and supply arrangements, discuss how and why they might change in the future, and how such a change would impact the Company's revenues. Please note that risk factors consisting only of a subheading are not sufficient.

3. In light of Dr. Petit's position as the Principal Financial Officer and the Principal Accounting Officer of the registrant, please include a risk factor which fully discusses the risks related to Dr. Petit's limited practical experience in financial reports and public accounting specifically with regard to reporting entities.

4. Please include a risk factor which fully discusses the risks related to the obligations of a reporting company under Securities Act of 1933 and the Exchange Act of 1934.

5. Please include a risk factor which discusses the risks relating to the fact that one of your Company's officers, Alain Petit, is a 40% owner of S.A.R.L. Naprodis, a company that appears to engage in the same line of business as your Company. Your risk factor disclosure should include a full discussion of any conflicts of interest that may result from this relationship.

6. Please include a risk factor which fully discusses the risks related to the Company's sales efforts in the nutritional supplement market. In this regard, we note your disclosure on page 13 which states that the market may not be as large as you think, that growth may not continue, and "[a] slow-down in sale of nutritional supplements could have a material adverse effect on [the Company's] business financial, condition or results of operations."

7. Please include a risk factor which discusses the Company's competitive position in the nutritional supplement and personal care product market. In this regard, we note your disclosure on page 13 which states that you "may not be able to effectively compete in this intensely competitive environment."

8. Please include a risk factor which discusses the safety risks related to the sale of your products, particularly since there is little long-term experience with human consumption of certain of your product ingredients and you have not performed or sponsored any clinical studies of your products. In this regard, we note your disclosure on page 11 which indicates that you could be adversely impacted if "products should provide or be asserted to be ineffective or harmful to consumers."

9. Please include a risk factor which discusses the risks that the Company faces in regard to the regulation of the manufacturing, packaging, labeling, advertising, promoting, distributing, and selling of your products.

<u>"Even if all shares offered by this prospectus are sold…," page 4</u>

10. Please revise your disclosure to identify the company and individuals to which you refer in this risk factor and provide their respective share ownership percentages. Specifically, you should disclose Dr. Petit's beneficial ownership, as well as the fact that S.A.R.L. Naprodis owns 43% of the Company's outstanding shares and that, in turn, Alain Petit owns 40% of S.A.R.L. Naprodis.

<u>"We rely on two customers for a significant amount of our sales…," page 4</u>

11. Please identify the two customers you are referring to in this risk factor.

<u>Dilution and Comparative Share Data, page 5</u>

12. Please revise your dilution disclosures to separately present dilution as of the latest interim date for which financial information is presented in the filing and as adjusted on a pro forma basis for any material issuance of equity after that date.

<u>Management's Discussion and Analysis and Plan of Operations, page 8</u>

13. We note your statement on page nine that you "do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on [your] sales, revenues or income from continuing operations, or liquidity and capital resources." Please be advised that a disclosure duty exists where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have material effects on the registrant's financial condition or results of operation. Therefore, in preparing your MD&A disclosure, you should determine and carefully review what trends, demands, commitments, events or uncertainties are known to management. You may find it helpful to refer to prior Commission guidance on MD&A, including:

- "Management's Discussion and Analysis of Financial Condition and Results of Operations," (May 18, 1989), available at http://www.sec.gov/rules/interp/33-6835.htm; and

- "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," (December 19, 2003), available at http://www.sec.gov/rules/interp/33-8350.htm

As discussed in the 2003 release referenced above, "one of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing both a short and long-term analysis of the business. To do this, companies should 'identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.'"

14. Refer to your response to our comment 10. We believe your discussion of your results of operations for the year ended August 31, 2009 and the nine months ended May 31, 2010 could be enhanced to provide a greater understanding of your operations. Please disclose the following:

    - In each line item where you have identified a material increase or decrease, please also indicate the extent (i.e. quantify in dollar and percentage amounts) to which income was affected in accordance with Item 303 of Regulation S-K.

    - With regards to the reasons for the increases and decreases in line items discussed, please provide a more robust explanation. For example, with regards to your increase in revenues, disclose when you opened a new store and clarify what "new line" means. Also, salaries and wages increased over 100% and you indicate you hired additional employees to fill and ship orders. Please disclose the number of new employees hired and any other relevant explanation to justify the increase.

    - Cost of Sales increased to 17 percent of revenues for the year ended August 31, 2009 from 11 percent for the year ended August 31, 2008. For the nine months ended May 31, 2010, cost of sales decreased while revenue increased. Please provide an explanation for the increase and decrease in cost of sales.

15. On page nine, you indicate the purchase of equipment of $16,160 and a loan from related party of $27,347 for the nine months ended May 31, 2010. These amounts are not presented on the statement of cash flows on page three of your interim financial statements. Please advise or revise.

16. On page two you indicate that here are 4,990,000 shares of common stock outstanding at July 31, 2010. However, on page one of your interim financial statements you indicate that 4,150,000 shares of common stock are issued and outstanding as May 31, 2010. Please reconcile this apparent discrepancy, and to the extent you have engaged in the private sale of unregistered securities, please revise your disclosure in compliance with Item 701 of Regulation S-K.

17. We note your disclosure that as of July 31, 2010 the Company had cash on hand of approximately $14,000. Please provide an estimate of how long the Company believes its current funds will be sufficient to maintain operations.

Business, page 10

General, page 10

18. You disclose the products that represent the largest amount of your gross product sales during the year ended August 31, 2009 and nine months ended May 31, 2010. However you do not indicate what percent of sales each product represents of the total gross sales. Please revise or advise.

19. On page eleven you state that "During the year ended August 31, 2009 and the nine months ended May 31, 2010, none of our customers accounted for more than 5% of our total revenues." However, on page six of your financial statements you indicate that one customer accounted for approximately 85% of total revenue. Please revise or advise.

Manufacturing and Product Supply, page 11

20. We note that the Company is party to a lease agreement for its manufacturing facility in Poway, California. Please file this material lease agreement as an exhibit to your filing as required under Item 601(b)(10)(ii)(D) of Regulation S-K or provide a legal analysis as to why the Company is not required to file the agreement as an exhibit.

21. You disclose that you manufactured 85% of your gross product sales for fiscal 2009. You also disclose that you use Manley Herbals to manufacture most of your products. In is unclear whether Manley Herbals of San Francisco is a contract manufacturer that you utilized to manufacture most of your products or whether they supplied the raw materials you used to manufacture most of your products. Please revise your disclosure to clarify. In addition, please clarify what Joint Adventure Co. does and their relationship to you and/or Manley Herbals.

22. Please revise your disclosure to discuss the sources and availability of raw materials and the names of principal suppliers pursuant to Regulation 101(h)(4)(v) of Regulation S-K.

Distribution, page 12

23. Refer to your response to our comment 12. Please disclose that the company has not developed a reasonably accurate estimate of the cost to manufacture and sell shampoo, conditioners and skin care products as noted in your response. Also include a discussion on your plans to get into this market and the current status.

24. Provide disclosure with regards to your plans to obtain distribution to large health food store chains and the current status.

Management, page 16

25. Please provide the information required under Item 401(e) of Regulation S-K for each of your executive officers and directors. In particular, please describe the business experience during the past five years of each director, or executive officer including each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Any gaps in employment over the five year period should be identified and accounted for.

26. For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the each individual should serve as a director, in light of the Company's business and structure.

    Please also indicate any other directorships held, including any other directorships held during the past five years, held by each director or person nominated or chosen to become a director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq., as amended, naming such company.

Transactions with Related Parties and Recent Sales of Securities, page 19

27. We note that you have $62,198 in payables to a related party and a note payable to a related party of $32,793 as of the period ended May 31, 2010. Please identify these related parties, describe the material terms of the agreement, and discuss this individual's affiliation with the Company. In addition, please file any agreement relating to these transactions as an exhibit to your filing.

Selling Shareholders, page 22

28. Please indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the Company or any of its predecessors or affiliates.

Annual Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 5

29. With regards to the sales made to wholesales customers, your disclosure states that discounts are based on trade terms. Please disclose what types of discounts you offer and how you account for them.

30. Please revise your disclosure to report your revenues for each product or group of similar products as required by ASC 280-10-50-40. In this regard, it appears at a minimum that you may be able to group your products based on the categories identified on your website.

Cost of Goods Sold, page 6

31. It is unclear whether you exclude depreciation and amortization from the cost of goods sold. Please revise your disclosure to clarify. If you do not include depreciation and amortization in the cost of goods sold, please revise your accounting to do so or revise the caption in your statements of operations to parenthetically indicate that cost of goods sold excludes depreciation and amortization. Please refer to SAB Topic 11:B.

32. You disclose that changes in reserves for inventory shrinkage and obsolescence are included in the cost of goods sold. Please confirm to us that you do not reduced your inventory obsolescence reserve for previously reserved inventory other than when you dispose of that inventory. Otherwise, please revise your accounting and disclosure to reinstate your inventory obsolescence reserves initially established. Please refer to SAB Topic 5:BB.

Concentration of Credit Risk, page 6

33. Notwithstanding your response to our previous comment 18 where you indicate that the transactions with S.A.R.L Naprodis are no longer material, you appear to indicate that 42% of your product purchases are from two related party companies. Although you reference Note 5 as the apparent location of your related party disclosure, this disclosure appears to have been removed. Please reinstate your related party disclosure footnote or explain to us how the acquisition of 42% of your product from related parties is not material.

Fair Value of Financial Instruments, page 8

34. Please tell us why the fair value of your related party payables is not determinable.

Note 4 – Provision for Income Taxes, page 9

35. You disclose that you established a 100% valuation allowance as the realization of your deferred tax credits is not reasonably certain. Please revise your disclosure here and in your policy note to clarify that you record a valuation allowance against your deferred tax assets when, based on the weight of all available evidence, it is more likely than not that the deferred tax assets will not be realized. Please see ASC 740-10-30-5e. In addition, please clarify for us whether the change in threshold from not reasonably certain to more likely than not resulted in a change in your recorded valuation allowance.

Interim Financial Statements for the nine months ended May 31, 2010

Statements of Cash Flows, page 3

36. Please tell us why the repayment of note payable to related party is reflected as a positive number on the statement of cash flows or correct accordingly.

37. Please revise your statements of cash flows to address the following comments:

- Please revise the header of the statements to indicate that the statements are presented for the nine month periods ended May 31, 2010 and 2009, not the years then ended; and

- Please revise your 2009 interim statement to present the cash flows for the nine months ended May 31, 2009. It appears that the information presented is the same as that you present in your audited financial statements for the year ended August 31, 2009.

Note 3 – Recent Accounting Pronouncements, page 9

38. With the adoption of SFAS 168 and the codification of U.S. GAAP effective for periods ending after September 15, 2009, references to prior sources of GAAP are no longer appropriate. Please revise your interim financial statement footnotes to remove all references to prior sources of GAAP. To the extent you find it necessary to reference the sources of GAAP, please include the appropriate reference to the FASB Accounting Standards Codification.

Part II. Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page 1

39. You disclose approximately $63,000 of estimated costs associated with the issuance and distribution of this offering. On page one of the Prospectus you estimate the offering costs to be $95,000, while in Use of Proceeds on page seven you estimate offering expenses of $119,000. Please revise your disclosure to present consistent amounts or reconcile amounts presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William T. Hart, Esq.
Hart & Trinen, LLP
1624 Washington Street
Denver, Colorado 80203